STARFIELD RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                        TAKE NOTICE that the annual and special meeting of the Shareholders of Starfield Resources Inc. (the "Corporation") will be held at McLeod & Company LLP, Suite 300, 14505 Bannister Road SE, Calgary, Alberta T2X 3J3, on November 10, 2005, at 11:00 a.m. (Calgary time) for the purposes of:

(a)	receiving and considering the audited financial statements of the Corporation for the year ended February 28, 2005, and the report of its auditors;

(b)	electing persons proposed to be nominated as directors;

(c)	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

(d)	approving the Corporation's Incentive Stock Option Plan; and

(e)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

DATED: October 11, 2005

By Order of the Board of Directors

“Glen Indra”
GLEN INDRA
President and Chief Executive Officer

                        If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to Computershare Investor Services Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not less than forty eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the meeting or any adjournment thereof.